## CLEARSIGHT CAPITAL ADVISORS, INC.
## NOTES TO FINANCIAL STATEMENTS
## December 31, 2016

### NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Clearsight Capital Advisors, Inc. (the "Company"), a Delaware corporation, was organized in September 2011 and became a broker-dealer in May 2012. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is investment banking services and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in McLean, Virginia, and its customers are located throughout the United States.

The Company is wholly-owned by Clearsight Advisors, Inc. ("Parent" or "Stockholder").

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank account in a high credit quality institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company has elected S corporation status for income tax reporting purposes. Income or losses of the Company flow through to the Stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

**NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Accounts Receivable:  Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.  Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected.  Generally, customer receivables are believed to be fully collectible.

Date of Management's Review:  Subsequent events were evaluated through the date the financial statements were available to be issued.

Revenue Recognition:  Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

**NOTE 2–NET CAPITAL**

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $913,706 which was $868,158 in excess of its required net capital of $45,548, and its ratio of aggregate indebtedness to net capital was .75 to 1.

**NOTE 3–RELATED PARTIES**

The Company has an expense sharing agreement with its Parent.  Under the terms of this agreement, the Company pays the Parent for personnel services, occupancy and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2016 was approximately $1,389,847.  The balance due to the Parent on the accompanying statement of financial condition arose from this services agreement.

**NOTE 4-CONCENTRATION**

Substantially all investment banking revenue was earned from three customers.

**NOTE 5-CONTINGENCIES**

The Company is subject to litigation in the normal course of business.  The Company has no litigation in progress at December 31, 2016.